UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2021

Red Oak Capital Fund II, LLC
(Exact name of issuer as specified in its charter)

Delaware	82-3269349
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200

Grand Rapids, Michigan 49546

(Full mailing address of principal executive offices)

(616) 734-6099

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Red Oak Capital Fund II, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated September 4, 2018, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/0001742521/000165495418009827/redoak_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Item 1. Business

General

Unless the context otherwise requires or indicates, references in this Annual Report on Form 1-K to “us,” “we,” “our” or “our Company” refer to Red Oak Capital Fund II, LLC, a Delaware limited liability company.

Red Oak Capital Fund II, LLC, a Delaware limited liability company, was formed on April 25, 2017. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on June 6, 2018, which offering statement was qualified by the SEC on September 4, 2018. Pursuant to the Offering Statement, we offered a minimum of $2,000,000 in the aggregate and a maximum of $50,000,000 in the aggregate of the Company’s 6.5% senior secured bonds, or the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $10,000. As of August 1, 2019, the Offering reached the maximum aggregate raise of $50,000,000 through issuing $3,143,000 and $46,857,000 of Series A and Series B Bonds, respectively. Proceeds from the sale of the Bonds were used to invest in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds.

As of December 31, 2021, the Company held eight senior secured loans, providing $33,093,019 of senior secured loans to various borrowers. The portfolio of loans possessed interest rates averaging 16% and maturities ranging from March 5, 2021 to September 30, 2024. The following tables outlines the major terms of each loan closed by the Company as lender and outstanding at December 31, 2021:

Borrower	Location	Maturity	Note Principal	Interest Rate
Fleurdelis Hospitality, Inc.	Livingston, TX	3/5/2021	$5,000,000	17.50%
Chamberlin-Trenton Land Development LLC	Trenton, MI	4/1/2021	$2,863,353	16.00%
Day X Day Industrial, LLC	Gilbert, AZ	6/28/2021	$1,595,000	17.00%
Dei Vitae Enterprises, LLC	Oak Brook, IL	7/30/2021	$6,600,000	16.00%
Tuglife Marine, LLC	St. Thomas, Vi	9/6/2021	$3,765,000	16.50%
181 Rehg, LLC	Denver, CO	9/27/2021	$6,825,000	17.00%
Patio Theater Holdings, LLC	Chicago, IL	9/30/2021	$2,362,500	17.00%
LaRose Hospitality, LLC	Livingston, TX	9/30/2024	$4,082,166	8.00%

On April 21, 2021, the previous sponsor, Red Oak Capital Group, LLC (“ROCG”), of Red Oak Capital Fund II, LLC (the “Company”) completed an interest exchange (the “Exchange”) whereby Red Oak Capital Holdings, LLC (“ROCH”) acquired all of the equity interests in the Company’s manager, Red Oak Capital GP, LLC (“ROGP”), from ROCG (former 90% owner of ROGP) and Mr. Raymond Davis (former 10% owner of ROGP).  Further information is available in the Current Report on Form 1-U dated April 27, 2021, located at: https://www.sec.gov/Archives/edgar/data/0001742521/000165495421004672/redoakii_1u.htm.

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On March 14, 2022, Red Oak Holdings Management, LLC (“ROHM”), who is the Manager of Red Oak Capital Holdings, LLC (“ROCH”), who is the sole member and manager of ROGP, who is the sole member and Manager of the Company, announced the following resignations: Jason Anderson (i) resigned, effective immediately, as a member of the Board of Managers of ROHM and (ii) resigned from any and all officer positions, including without limitation Chief Financial Officer, that he held with ROHM, ROCH, ROCG or any other entities affiliated with ROCH, effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022; and Joseph Elias (i) resigned, effective immediately, as a member of the Board of Managers of ROHM, and (ii) resigned from any and all officer positions, including without limitation Chief Operating Officer, that he held with ROHM, ROCH, ROCG or any other entities affiliated with ROCH, effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022, which occurred on April 26, 2022. The Board of Managers of ROHM is currently comprised of the following three individuals: Gary Bechtel, Kevin Kennedy, and Raymond Davis. Further information is available in the Current Report on Form 1-U dated March 14, located at: https://www.sec.gov/Archives/edgar/data/1742521/000165495422003265/redoakii_1u.htm.

On March 17, 2022, ROHM, announced the appointment of Paul Cleary as President of ROCH, effective immediately, and Chief Operating Officer (“COO”) of ROCH, effective immediately upon the termination of Joseph Elias as COO of ROCH, whose termination shall be effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022, which occurred on April 26, 2022. Further information is available in the Current Report on Form 1-U dated March 18, 2022 located at: https://www.sec.gov/Archives/edgar/data/1742521/000165495422003432/redoakii_1u.htm.

On April 21, 2022, Red Oak Holdings Management, LLC (“ROHM”), who is the Manager of Red Oak Capital Holdings, LLC (“ROCH”), who is the sole member and Manager of Red Oak Capital GP, LLC (“ROCG”), who is the sole member and Manager of Red Oak Capital Fund III, LLC (the “Company”), announced the appointment of Tom McGovern as Chief Financial Officer (“CFO”) of ROCH, effective immediately upon the termination of Jason Anderson as CFO of ROCH, whose termination shall be effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022, by and among Mr. Anderson, ROHM, and ROCH. https://www.sec.gov/Archives/edgar/data/1742521/000165495422005318/redoakii_1u.htm.

On March 14, 2022, ROCG distributed in kind its interests in the Manager and ROHM to Messrs. Kennedy and Elias. Mr. Elias then sold all his equity interests in ROHM and the Sponsor to White Oak Capital Holdings, LLC, a Michigan limited liability company (“White Oak”). Likewise, on March 14, 2022, Mr. Anderson sold all his equity interests in ROHM and certain Class H-1 Units in the Sponsor to White Oak. ROHM’s Board of Managers is currently comprised of Gary Bechtel, Kevin Kennedy, and Raymond Davis. The ROHM Board of Managers members and White Oak also collectively own all of the voting equity in ROHM and have the exclusive right to vote in the election of the ROHM board members.

We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC and wholly controlled by Red Oak Holdings Management, LLC, a Delaware limited liability company, or our Sponsor, a Grand Rapids, Michigan based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

We commenced active operations upon the first closing of our offering of Bonds on November 16, 2018.  To date we have received approximately $45,173,000 in net proceeds from our offering of Bonds and have invested $48,598,957 in first mortgage loans, inclusive of proceeds redeployed after initial assets paid off. Since the Offering reached the maximum allowable raise on August 1, 2019, there is not anticipated to be any further issuance of bonds.

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We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors by supporting the maintenance and viability of assets we acquire in the future and (ii) meet the necessary covenants of the Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, restructuring property loans or liquidating our investment in one or more assets. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries' borrowing activities by our indenture.

Results of Operations – For the Period Ended December 31, 2021

We operate on a calendar year. Set forth below is a discussion of our operating results for the period ended December 31, 2021.

As of December 31, 2021, the Company held eight senior secured loans, providing $33,093,019 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 8.0% and 17.5% (averaging 15.6%) and where the maturities ranged from March 5, 2021 to September 30, 2024.

On April 30, 2021, the Company completed a sale of the previously foreclosed 80-unit multifamily property located in Augusta, GA, formerly owned by Nakaddu, LLC for $3.5 million. The sale resulted in net proceeds of approximately $3.3 million and a net gain of approximately $378,000.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a half percent (0.5%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

For the period ending December 31, 2021, our total revenues from operations amounted to $633,456. Operating costs for the same period, including bond interest expense of $4,994,586, loan loss reserves of $1,927,125 and management fees of $849,100 amounted to $8,076,662. Net loss for the period amounted to $7,030,324. The significant reduction in total revenues from 2020 was driven by the majority of the loans being placed in nonaccrual status during the year as the future collectability of the interest was not expected.

As of the issuance date of this report, the Company has deployed substantially all the remaining net proceeds from the issuance of the bonds.

Results of Operations – For the Period Ended December 31, 2020

We operate on a calendar year. Set forth below is a discussion of our operating results for the period ended December 31, 2020.

As of December 31, 2020, the Company held eleven senior secured loans, providing $42,069,707 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 8.0% and 17.5% (averaging 15.3%) and where the maturities ranged from December 27, 2020 to November 6, 2021.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a half percent (0.5%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

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For the period ending December 31, 2020, our total revenues from operations amounted to $6,158,847. Operating costs for the same period, including bond interest expense of $5,153,758 and loan loss reserves of $8,377,876 amounted to $14,804,057. Net loss for the period amounted to $8,645,210.

Liquidity and Capital Resources

As of December 31, 2021, we had sold $3,143,000 and $46,857,000 of Series A and Series B Bonds, respectively, pursuant to our offering of Bonds. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

As of December 31, 2021, the Company had cash on hand of $270,212 and zero bond service reserves. Pursuant to the Indenture related to the Bonds, the bond service reserve required 3.75% of the gross proceeds from the Offering to be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations. On November 16, 2019, the bond service reserve was terminated and the funds remaining in the Prime Trust account was returned to the Company.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. We also have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the respective assets to increase liquidity. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

In 2018 and 2019, we had sold $3,143,000 and $46,857,000 of Series A and Series B Bonds, respectively. Since we reached the maximum allowable raise and closed the Offering as of August 1, 2019, we will no longer issue additional bonds. We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

No new loans were issued during the year ending 2021. In the fourth quarter of 2021, we acquired through foreclosure one asset located in Kansas City, KS. The property is currently being utilized as a parking lot and produces rental income to the Company beginning in January 2022. We are diligently working through exit strategies and expect to sell the property in the fourth quarter of 2022. With an increasing number of loans paying off and/or being sold to note buyers, we anticipate loan deployment to increase in the near future. As we acquire or fund additional senior secured loans on commercial real estate, the Company’s cash flows increase.

5

Due to the continued pressure faced by borrowers in the wake of the COVID-19 pandemic, certain of the loans in the portfolio have experienced distress.  Recent macro events including the Ukraine Conflict, price inflation, economic volatility and persistent COVID related weakness in particular sectors have exacerbated the situation for some properties resulting in increased delinquencies and defaults along with declines in collateral values. Management continues to work to remediate these issues with the existing borrowers, however, in many cases we have had to take possession of the underlying property through foreclosure.  While the Company is confident that these situations will ultimately be resolved, we expect the workout process to extend for a period of time that is difficult to determine due to the lengthy nature of the legal and sales processes in certain locations.  In the event, however, that we are ultimately unable to remediate these nonperforming properties, it would have a material negative impact on our results of operations and financial position.

Item 3. Directors and Officers

The following table sets forth information on our board of managers and executive officers of our Sponsor. We are managed by our Manager, which is majority owned and controlled by our Sponsor. Consequently, we do not have our own separate board of managers or executive officers.

Name	Age	Position with our Company	Director/Officer Since
Gary Bechtel	64	Chief Executive Officer*	August 2020
Kevin P. Kennedy	56	Chief Sales and Distribution Officer*	November 2019
Raymond T. Davis	55	Chief Business Development Officer*	November 2019
Paul Cleary	58	President and Chief Operating Officer	March 2022
Thomas McGovern	43	Chief Financial Officer	April 2022

*Member of the board of managers of the Sponsor, which controls our Manager, which controls our company.

Set forth below is biographical information for our Sponsor’s executive officers.

Gary Bechtel, Chief Executive Officer and a member of the board of managers for our Sponsor. Gary previously served as President of Money360 and was responsible for developing and executing Money360’s expansion strategy. Gary also served on Money360’s Credit Committee and Board of Directors. Prior to joining the Money360, he was Chief Lending/Originations Officer of CU Business Partners, LLC, the nation’s largest credit union service organization (CUSO). Previously, Gary held management or production positions with Grubb & Ellis Company, Meridian Capital, Johnson Capital, FINOVA Realty Capital, Pacific Southwest Realty Services and Hometown Commercial Capital. Gary began his career with the Alison Company and over the past thirty-four years has been involved in all aspects of the commercial real estate finance industry, as a lender and as an intermediary, including the origination, underwriting, structuring, placement and closing of over $10B in commercial debt transactions, utilizing various debt structures which have included permanent, bridge, equity, mezzanine and construction on transactions of $1M to $250M. These transactions were placed with a variety of capital sources that included life companies, commercial banks, credit unions and equity and mezzanine funds, on property types that included office, retail, industrial, multifamily, hospitality, self storage and manufactured housing. He is or has been a member of the Mortgage Bankers Association of America, California Mortgage Bankers Association, National Association of Industrial and Office Properties, and International Council of Shopping Centers. Gary has spoken at numerous industry events and written articles and has been regularly quoted in a number of regional and national publications.

Kevin P. Kennedy is a founding partner, Chief Sales and Distribution Officer and a member of the board of managers for our Sponsor. He is responsible for capital acquisition, platform distribution and broker dealer relationships. Kevin has 25 years of experience in investment management. Most recently, he was with BlackRock Investment Management Corporation from 1990 to 2016, where he served as Managing Director and Divisional Sales Director prior to leaving. His team was responsible for selling and marketing BlackRock’s active, passive and alternative investments. Prior to BlackRock, Kevin was a Director and Vice President for Merrill Lynch Investment Managers covering the Midwest region. He began his career with Merrill Lynch in 1990 as a trading liaison. He was instrumental in helping both firms raise billions in sales, increase revenue, new offerings, platform enhancements and sales team development. Kevin holds a Series 7, 24, 63, 65 and 66 securities licenses. He received his Bachelor of Arts degree from Duquesne University, in Pittsburg, PA. He completed his Certified Investment Management Analyst certification (CIMA) designation from Wharton Executive Education-University of Pennsylvania in 2007.

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Raymond T. Davis is Chief Business Development Officer for our Sponsor. Ray is responsible for the company’s long-term business strategy, including supporting our lending product development, and leading capital strategy, which includes concurrently developing strategic offerings with investment partners amongst the independent broker dealer community, family offices and pension funds. Ray has more than 20 years of management experience. Since 2014, Ray has focused is operational and strategic skills on implementing policy, process and operational enhancements for various investment funds and vehicles distributed in the independent broker dealer community. Ray has served both private companies and registered alternative investment funds in various senior roles. Ray attended Wayne State University.

Paul Cleary is President and Chief Operating Officer for our Sponsor. Paul brings nearly 25 years of national commercial real estate lending experience involving small-balance originations, construction loans, as well as a federally chartered credit union’s national CRE loan portfolio. He most recently served as a Senior Loan Originator for Parkview Financial, a national private mid-market commercial construction lender. He previously served as Chief Operating Officer for Money360, a national private mid-market commercial real estate lender. His role encompassed the development of lending operations to fuel growth, which included managing loan production growth. Prior to joining Money360, Paul was a founding member and the EVP, National Production Manager for Cherrywood Commercial Lending, a national small balance commercial real estate lender. Paul has held management or production positions with Kinecta Federal Credit Union, Impac Commercial Capital, Hawthorne Savings, Fremont Investment and Loan as well as FINOVA Realty Capital. He earned a master’s degree in Business Administration from the University of California, Irvine, a juris doctor degree (JD) from the University of San Diego School of Law and a bachelors’ degree with a Political Finance concentration from the University of California, Santa Barbara.

Thomas McGovern is the Chief Financial Officer for our Sponsor. Thomas is responsible for leading the financial accounting and reporting function, including supporting the capital raising and investor relations efforts. Thomas previously served as Interim Chief Financial Officer for Veronica’s Insurance, a personal lines property and casualty insurance broker. Prior to that he spent 20 years on Wall Street as an investment banker and equity research analyst, most recently covering non-depository lenders and financial institutions sponsors as an Executive Director at Nomura Securities International. He also advised depository and non-depository lenders as a Vice President at The Royal Bank of Canada Capital Markets, a Vice President at independent advisory firm Cypress Associates and a member of the Global Financial Institutions investment banking group at Morgan Stanley. Thomas had been a sell side equity research analyst at Lehman Brothers covering banks and thrifts for the top ranked Institutional Investor mortgage & specialty finance research group. He earned an MBA from the Darden Graduate School of Business at the University of Virginia and a BA in Economics from Hamilton College where he graduated summa cum laude. Thomas is a Certified Public Accountant (CPA) and holds the Chartered Financial Analyst (CFA) designation and the Series 79 securities license.

Director and Executive Compensation

Our company does not have executives. It is operated by our Manager. We will not reimburse our Manager for any portion of the salaries and benefits to be paid to its executive officers.

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Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the issuance date of this report, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding membership units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
LLC Interests	Gary Bechtel*	N/A	19.16%

LLC Interests	Kevin Kennedy*	N/A	27.65%

LLC Interests	Raymond Davis*	N/A	12.77%

LLC Interests	White Oak Capital Holdings, LLC	N/A	40.42%

LLC Interests	All Executives and Managers*	N/A	59.58%

_________________

*625 Kenmoor Avenue SE, Suite 200, Grand Rapids, Michigan 49546

† Messrs. Bechtel and Davis own the majority of the voting equity securities (each own 40%) of White Oak Capital Holdings, LLC

Item 5. Interest of Management and Others in Certain Transaction

For further details, please see Note 7, Related Party Transactions in Item 5, Financial Statements.

Item 6. Other Information

None.

 Item 7. Financial Statements

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RED OAK CAPITAL FUND II, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2021 AND DECEMBER 31, 2020

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10

INDEPENDENT AUDITOR’S REPORT

To the Managing Member

Red Oak Capital Fund II, LLC

Opinion

We have audited the accompanying financial statements of Red Oak Capital Fund II, LLC (a Delaware limited liability corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in member’s capital, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Change in Accounting Principle

As discussed in Note 3 to the financial statements, the Company changed its policy for recognition of interest on mortgage notes receivable. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ UHY LLP

Farmington Hills, Michigan

October 7, 2022

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Red Oak Capital Fund II, LLC
Balance Sheets

	December 31, 2021	December 31, 2020

Assets

Current assets:
Cash and cash equivalents	$270,212	$1,706,305
Mortgage loans receivable, held for investment, net	12,362,166	33,385,215
Loan interest receivable	231,433	3,461,835
Accrued paid-in-kind interest	-	8,797
Accounts receivable	-	28,411
Property - held for sale, net	4,461,031	3,084,778
Total current assets	17,324,842	41,675,341

Long-term assets:
Mortgage loans receivable, held for investment, net	10,950,853	-
Loan interest receivable	2,066,241	-
Other assets	61,600	-
Total long-term assets	13,078,694	-

Total assets	$30,403,536	$41,675,341

Liabilities and Member's Deficit

Current liabilities:
Current portion of series A bonds payable, net	$-	$3,099,858
Loan interest reserves	1,255,078	2,397,663
Loan construction reserves	2,072,858	2,516,732
Bond interest payable	987,934	1,046,785
Property security deposits	-	20,360
Due to managing member	14,594	14,594
Total current liabilities	4,330,464	9,095,992

Long-term liabilities:	`
Series B bonds payable, net	44,189,069	43,665,022
Total long-term liabilities	44,189,069	43,665,022

Total liabilities	48,519,533	52,761,014

Member's deficit	(18,115,997)	(11,085,673)

Total liabilities and member's deficit	$30,403,536	$41,675,341

12

Red Oak Capital Fund II, LLC
Statements of Operations
	For the Years Ending December 31
	2021	2020

Revenue:
Mortgage interest income	$534,606	$5,930,796
Rental income	98,681	222,514
Bank interest income	169	5,537
Total revenue	633,456	6,158,847

Expenses:
Bond interest expense	4,994,586	5,153,758
Management fees	849,100	882,858
Management acquisition fees	-	14,594
Professional fees	188,388	168,806
General and administrative	117,463	110,147
Provision for loan losses	1,927,125	8,377,876
Depreciation expense	-	96,018
Total expenses	8,076,662	14,804,057

Other income (expense)
Realized gain on sale of property held for sale, net	377,722	-
Gain on debt extinguishment	35,160	-
Total other income (expense)	412,882	-

Net income (loss)	$(7,030,324)	$(8,645,210)

13

Red Oak Capital Fund II, LLC
Statements of Changes in Member's Capital

	Managing Member

Member's deficit, January 1, 2020	$(2,440,463)	$(2,440,463)

Net income (loss)	(8,645,210)	(8,645,210)

Member's deficit, January 1, 2021	$(11,085,673)	$(11,085,673)

Net income (loss)	(7,030,324)	(7,030,324)

Member's deficit, December 31, 2021	$(18,115,997)	$(18,115,997)

14

Red Oak Capital Fund II, LLC
Statements of Cash Flows
	For the Years Ending December 31
	2021	2020

Cash flows from operating activities:
Net income (loss)	$(7,030,324)	$(8,645,210)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Accretion of loan origination income	(229,165)	(1,344,244)
Realized (gain) on sale of property held for sale, net	(377,722)	-
Depreciation of real estate owned	-	96,018
Gain on debt extinguishment	(35,160)	-
Amortization of debt issuance costs	933,189	966,618
Provision for loan losses	1,927,125	8,377,876
Change in other operating assets and liabilities:
Net change in loan interest receivable	400,383	(3,138,576)
Net change in accrued paid-in-kind interest	8,797	-
Net change in accounts receivable	28,411	(2,190)
Net change in other assets	-	8,000
Net change in bond interest payable	(58,851)	-
Net change in due to managing member	-	11,669
Net change in property security deposits	(20,360)	20,360

Net cash provided by (used in) operating activities	(4,453,677)	(3,649,679)

Cash flows from investing activities:
Investment in other asset	(61,600)	(2,830,976)
Mortgage notes repaid	4,468,854	3,698,000
Loan interest reserves	(934,425)	(237,841)
Loan construction reserve additions	52,114	1,084,509
Loan construction reserve drawdowns	(495,988)	(1,478,725)
Proceeds from sale of property - held for sale	3,462,469	-

Net cash provided by (used in) investing activities	6,491,424	234,967

Cash flows from financing activities:
Redemptions of Series A Bonds	(3,143,000)	-
Redemptions of Series B Bonds	(330,840)	-

Net cash provided by (used in) financing activities	(3,473,840)	-

Net change in cash and cash equivalents	(1,436,093)	(3,414,712)

Cash and cash equivalents, beginning of year	1,706,305	5,121,017

Cash and cash equivalents, end of year	$270,212	$1,706,305

15

Red Oak Capital Fund II, LLC
Notes to Financial Statements
December 31, 2021 and December 31, 2020

1. Organization

Red Oak Capital Fund II, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s purpose is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company formed on April 25, 2017 and commenced operations on November 16, 2018. The Company raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on November 16, 2018 whereby the intial offering proceeds were released from escrow. The Company’s term is indefinite.

The Company’s operations have been affected by the ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. The impact of the pandemic included the delay of payments from borrowers, higher rates of defaults, and declines in collateral values, all of which resulted in higher loan loss reserves for the Company. In addition, recent macro events in 2021 and through the report date, including the Ukraine Conflict, price inflation, economic volatility and persistent COVID related weakness in particular sectors have exacerbated the situation for some properties resulting in increased delinquencies and defaults along with declines in collateral values. Any future disruption which may be caused by the outbreak and global macro events is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, the pandemic, global macro events, and the resulting adverse impacts to global economic conditions, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

16

Red Oak Capital Fund II, LLC
Notes to Financial Statements
December 31, 2021 and December 31, 2020

2. Significant accounting policies (continued)

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Property - held for sale

Property – held for sale represents foreclosed properties that are initially recorded at lower of cost or fair value less estimated costs to sell establishing a new cost basis. Physical possession of commercial real estate property collateralizing a commercial mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure of through a similar legal agreement. If fair value declines subsequent to foreclosure, a valuation allowance will be created and expensed as an unrealized loss. Any recovery of fair value may be result in a reversal of the valuation allowance up to the original foreclosed cost.

Other assets

The Company’s other assets at December 31, 2021, consists of one $0.06 million investment in a property owned by a previous borrower who repaid the loan, which is a non-marketable equity security. The Company owns approximately four percent of the partnership. As the fair value of the investment cannot be reliably measured, the Company has elected to carry the investment at cost, and test for impairment at least annually. Any impairment losses recorded are not subsequently reversed.

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

17

Red Oak Capital Fund II, LLC
Notes to Financial Statements
December 31, 2021 and December 31, 2020

2. Significant accounting policies (continued)

Impairment and allowance for loan losses

Mortgage loans receivable are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. Net provisions for loan losses were increased by $1,927,125 for the period ending December 31, 2021 and increases of $8,377,876 were recorded for the period ending December 31, 2020.

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. Seven loans were in nonaccrual status at December 31, 2021 and six loans were in nonaccrual status at December 31, 2020.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled $229,165 and $1,344,244 for the periods ending December 31, 2021 and December 31, 2020, respectively, and is included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $33.09 and $42.07 million, presented net of approximately $0.00 and $0.18 million of unamortized deferred loan origination income and $9.78 and $8.50 million of loan loss reserves at December 31, 2021 and December 31, 2020, respectively.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its member in amounts adequate to meet their tax obligation.

18

Red Oak Capital Fund II, LLC
Notes to Financial Statements
December 31, 2021 and December 31, 2020

2. Significant accounting policies (continued)

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes”, as amended by Accounting Standards Update 2009-06, “Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.” This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of December 31, 2021 and December 31, 2020, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of December 31, 2021 and December 31, 2020, no amount of interest and penalties related to uncertain tax positions was recognized in the statement of operations.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements – Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company is still evaluating the impact of adopting ASU 2016-13 on its financial statements.

19

Red Oak Capital Fund II, LLC
Notes to Financial Statements
December 31, 2021 and December 31, 2020

3. Change in Accounting Policies

Effective January 1, 2021, the Company changed its policy for recognition of interest on mortgage notes receivable. Previously, interest income on mortgage loans receivable was recognized over time using the interest method, based on contractual terms of the loan agreement, and was not limited based on the borrower’s status. The total carrying value of the loan, including any interest, late fees, or other accrued receivables, was evaluated each reporting period for impairment based on the carrying value of the underlying mortgage loan collateral, and a reserve was established if necessary. During 2021, the company began restricting recognition of interest income once a loan reached nonaccrual status, as determined by the managing member. The result is less interest income being recognized for delinquent borrowers, which required less loan loss reserves be established on such loans. The Company believes the new accounting policy is preferrable as it provides a more accurate reflection of periodic results of operations for the users of the financial statements. The Company performed a retrospective review of accounting for such loans for the year ended December 31, 2020. The net effect of the change to the Balance Sheet was a decrease to Loan interest receivable and a decrease to the loan loss reserve of $1,867,124, resulting in a zero net change to Member’s deficit as of December 31, 2020. The net effect of the change to the Statement of Operations was a decrease of $1,867,124 to Mortgage interest income and Provision for loan losses, resulting in a zero net change to Net loss for the year ending December 31, 2020.

4. Mortgage loans receivable

Mortgage loans receivable as of December 31, 2021 and December 31, 2020 are comprised of the following:

	12/31/2021	12/31/2020
Mortgage loans receivable	$33,093,019	$42,069,707
Deferred origination fees	-	(181,616)
Loan loss reserves	(9,780,000)	(8,502,876)

Mortgage loans receivable, held for investment, net	$23,313,019	$33,385,215

At December 31, 2021, this consisted of eight mortgage loans where the weighted average interest rate was 15.62% and where the maturities ranged from March 5, 2021 to September 30, 2024, based on twelve-month terms with two borrower options to extend an additional six months. The Company earned and accrued approximately $0.23 million of mortgage loan interest income and $5,278 in PIK interest income during the period ending December 31, 2021. At December 31, 2020, this consisted of 11 mortgage loans where the weighted average interest rate was 15.32% and where the maturities ranged from December 27, 2020 to November 6, 2021, based on twelve-month terms with two optional six-month extensions. The Company earned and accrued approximately $4.1 million of mortgage loan interest income and $8,796 in PIK interest income during the period ending December 31, 2020.

In accordance with the Company’s mortgage loans receivable agreements, each borrower must fund a loan interest reserve account with six to twelve months of interest payments. As of December 31, 2021 and December 31, 2020, the loan interest reserve account contained approximately $1.26 and $2.40 million, respectively. Additionally, the Company holds certain construction funds on behalf of each borrower which is then paid out in accordance with a construction budget and draw schedule. The loan construction reserve balance was approximately $2.07 million and $2.52 million as of December 31, 2021 and December 31, 2020, respectively.

On January 21, 2020, the Company issued a notice of default to a mortgage note borrower, Dei Vitae Enterprises, LLC, for a failure to make interest payments. On April 17, 2020, the Company issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings and has placed the property into receivership. The note originally matured on July 30, 2020 and holds an unpaid principal balance of $6,600,000 with interest receivable of approximately $453,000 as of December 31, 2021. The Company established a provision for loan losses in the amount of approximately $2,829,000 for this note at December 31, 2020. An additional provision for loan losses of approximately $451,000 was added in 2021.

20

Red Oak Capital Fund II, LLC
Notes to Financial Statements
December 31, 2021 and December 31, 2020

4. Mortgage loans receivable (continued)

On January 21, 2020, the Company issued a notice of default to a mortgage note borrower, Patio Theater Holdings, LLC, for a failure to make interest payments. On May 15, 2020, the Company issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5% and later to 17%. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure. The note originally matured on September 30, 2020 and holds an unpaid principal balance of $2,362,500 with interest receivable of approximately $143,000 as of December 31, 2021. The Company established a provision for loan losses in the amount of approximately $242,000 for this note at December 31, 2020. This provision was reversed in 2021.

On March 2, 2020, the Company issued a notice of default to a mortgage note borrower, 181 Rehg, LLC, for a failure to make interest payments. On May 15, 2020, the Company issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5% and later to 17%. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure and has placed the property into receivership. The note originally matured on September 27, 2020 and holds an unpaid principal balance of $6,825,000 with interest receivable of approximately $187,000 as of December 31, 2021. The Company established a provision for loan losses in the amount of approximately $696,000 for this note at December 31, 2020. This provision was reversed in 2021.

On May 15, 2020, the Company issued a notice of default to a mortgage note borrower, Day X Day Industrial, LLC, for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5% and later to 17.0%. The note originally matured on June 28, 2020 and holds an unpaid principal balance of $1,595,000 with interest receivable of approximately $18,000 as of December 31, 2021. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure. The Company established a provision for loan losses in the amount of approximately $285,000 for this note at December 31, 2020. This provision was reversed in 2021.

On October 20, 2020, the Company issued a notice of default to a mortgage note borrower, Bravicci, LLC, for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. The note originally matured on June 28, 2020 and holds an unpaid principal balance of $4,840,000. On December 7, 2021, the property was acquired through foreclosure.

On December 10, 2020, the Company issued a notice of default to a mortgage note borrower, Fleurdelis Hospitality, Inc., for a failure to make interest payments and increased the interest rate to the default rate of 17.5% per annum. The note originally matured on March 5, 2020 and holds an unpaid principal balance of $5,000,000 with interest receivable of approximately $957,000 as of December 31, 2021. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure and has placed the property into receivership. The Company established a provision for loan losses in the amount of $2,380,000 for this note at December 31, 2020. An additional provision for loan losses of $1,660,000 was added in 2021.

On December 10, 2020, the Company issued a notice of default to a mortgage note borrower, LaRose Hospitality, LLC, for a failure to make interest payments and increased the interest rate to the default rate of 17% per annum. As the note passed the initial maturity, the interest rate increased to 17.5% The note originally matured on November 1, 2020 and held an unpaid principal balance of $3,750,000. The Company foreclosed and modified the loan on September 27, 2021. The modified mortgage matured on September 30, 2024 and had an interest rate of 8%. On January 31 and April 26, 2022, the Company participated and sold its interest in the modified note with LaRose Hospitality LLC to Red Oak Capital Intermediate Income Fund, LLC and Red Oak Income Opportunity Fund, LLC, both related parties and Delaware limited liability companies. See Note 7 and 11.

21

Red Oak Capital Fund II, LLC
Notes to Financial Statements
December 31, 2021 and December 31, 2020

4. Mortgage loans receivable (continued)

On December 10, 2020, the Company issued a notice of default to a mortgage note borrower, Tuglife Marine LC, LLC, for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. The note originally matured on September 6, 2020 and holds an unpaid principal balance of $3,765,000 with interest receivable of approximately $362,000 as of December 31, 2021. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure. The Company established a provision for loan losses in the amount of approximately $30,000 for this note at December 31, 2020. An additional provision for loan losses of $1,290,000 was added in 2021.

On February 1, 2021, mortgage note borrower 400 Chesapeake St SE LLC paid off its note with a principal balance of $2,918,854. The note originally matured on November 6, 2021 and had an interest rate of 8% with an additional paid-in-kind interest rate of 2%. The Company received $2,680,930 in proceeds from loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On March 4, 2021, the Company issued a notice of default to a mortgage note borrower Chamberlin Trenton Land Dev LLC for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. The note originally matured on June 27, 2020 and holds an unpaid principal balance of $2,863,353 with interest receivable of approximately $151,000 as of December 31, 2021. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure. The Company established a provision for loan losses in the amount of $1,110,000 for this note at December 31, 2020. The provision for loan losses was decreased by $110,000 in 2021.

On April 8, 2021, mortgage note borrower The Hubbard Group, LLC paid off its note with a principal balance of $1,550,000. The note originally matured on June 27, 2020 and had an interest rate of 12%. The Company received $1,631,591 in proceeds from the full loan payoff.

5. Property – held for sale, net

The following is a summary of the Company’s property as of December 31, 2021 and December 31, 2020:

	12/31/2021	12/31/2020
Foreclosed Cost	$4,461,031	$3,180,796
Accumulated depreciation	-	(96,018)
Property - held for sale, net	$4,461,031	$3,084,778

On December 28, 2020, the Company accepted an offer for $3.5 million for the 80-unit multifamily property located in Augusta, GA, formerly owned by Nakaddu, LLC, at which point the asset met the criteria to be considered held for sale. The sale of this property closed on April 30, 2021, resulting in net proceeds of approximately $3.3 million and a realized gain of approximately $378,000.

On December 7, 2021, the parking lot located in Kansas City, MO, formerly owned by Bravicci, LLC, was acquired through foreclosure. The note originally matured on June 20, 2020. The Company immediately began the process of selling the property and therefore met the criteria to be considered held for sale.

22

Red Oak Capital Fund II, LLC
Notes to Financial Statements
December 31, 2021 and December 31, 2020

6. Member’s equity

During the periods ending December 31, 2021 and December 31, 2020, the Managing Member, as sole member of the Company, made no capital contributions and received no distributions.

7. Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 2.00% of the gross principal outstanding of Series A Bondholders and 1.75% of gross principal outstanding of Series B Bondholders. For the periods ending December 31, 2021 and December 31, 2020, $849,100 and $882,858 of management fees have been earned, respectively. Zero management fees were held as payable to the Managing Member as of December 31, 2021 and December 31, 2020.

The Company pays an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the periods ending December 31, 2021 and December 31, 2020, $0 and $14,594 of acquisition fees have been earned. As of December 31, 2021 and December 31, 2020, $14,594 of acquisition fees were held as payable to the Managing Member.

The Company pays organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 2.00% of the gross principal outstanding of both Series A and Series B Bondholders. During the periods ending December 31, 2021 and December 31, 2020, zero organization fees have been earned. As of December 31, 2021 and December 31, 2020, zero organization fees were held as payable to the Managing Member.

As discussed in Note 4 and Note 11, the Company sold 100% of their interest in the LaRose Hospitality loan to related parties.

8. Bonds payable

During the periods ending December 31, 2021 and December 31, 2020, the Company did not issue any Series A or B Bonds. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Series A and Series B Bond offerings. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of December 31, 2021 and December 31, 2020, there have been approximately $4.83 million of debt issuance costs incurred by the Company. During the periods ending December 31, 2021 and December 31, 2020, approximately $933,000 and $967,000 was amortized to bond interest expense during the periods, respectively.

Bonds payable as of December 31, 2021 and December 31, 2020 are comprised of the following:

	12/31/2021	12/31/2020
Series A bonds payable	$-	$3,143,000
Series B bonds payable	46,491,000	46,857,000
Debt issuance costs	(2,301,931)	(3,235,120)

Total bonds payable, net	$44,189,069	$46,764,880

23

Red Oak Capital Fund II, LLC
Notes to Financial Statements
December 31, 2021 and December 31, 2020

8. Bonds payable (continued)

The Company has initiated quarterly interest payments to the Series A and Series B Bondholders at a rate of 6.5% per annum and 8.5% per annum, respectively. The Company paid $4,117,800 and $4,187,140 bond interest expense to Direct Transfer LLC, the transfer agent, during the periods ending December 31, 2021 and December 31, 2020, in accordance with the offering circular. For the periods ending December 31, 2021 and December 31, 2020, the Company recorded approximately $4,061,000 and $4,187,000 of bond interest expense, respectively. As of December 31, 2021 and December 31, 2020, $987,934 and $1,046,785 is held as payable to Bondholders, respectively.

The maturity date of Series A Bonds was August 1, 2021, two years following the termination of the bond offering, whereas the maturity date will be August 1, 2024, five years following the termination of the bond offering for Series B Bonds. Upon the maturity of the Series A and Series B Bonds, the bondholders will receive a Contingent Interest Payment equal to 4% and 24% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member. As of December 31, 2021 or December 31, 2020, the Company has accrued no contingent interest.

On June 15, 2021, all of the outstanding Series A Bonds were redeemed. $3,185,562 was distributed to Series A bondholders, of which $42,562 was accrued interest and $3,143,000 was bond principal.

Series B Bonds are redeemable beginning January 1, 2021. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2021 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2023.

The Company’s obligation to redeem bonds in any given year pursuant to this Series B Redemption is limited to 10% of the outstanding principal balance of the Series B Bonds on January 1 of the applicable year. Bond redemptions pursuant to the Series B Redemption will occur in the order that notices are received. Redemptions of Series B Bonds in the amount of $366,000 were processed during the period ending December 31, 2021.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional two years in the case of Series A, or an additional five years in the case of Series B bonds, unless redeemed upon maturity at the Company or the bondholders’ election.

9. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

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Red Oak Capital Fund II, LLC
Notes to Financial Statements
December 31, 2021 and December 31, 2020

10. Supplemental cash flow information

Non-cash activity for the period ended December 31, 2021 included the foreclosure of one note receivable in the amount of $5.1 million which resulted in a decrease in mortgage notes receivable of $4.84 million, a decrease of loan interest receivable in the amount of $0.48 million, a decrease in loan loss reserves of $0.65 million, and a decrease in loan interest reserves in the amount of $0.21 million, and a corresponding increase in property, held for sale of $4.46 million.

11. Subsequent events

On January 31, 2022, in accordance with the offering circular, the Company executed a bond interest payment for

$987,934 to the trustee and paying agents, Issuer Direct and Great Lakes Fund Solutions, Inc.

On January 31, 2022, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest equal to approximately 49% of a $4,082,166 senior secured loan to Red Oak Capital Intermediate Income Fund LLC, a Delaware limited liability company (the “Participant”), for a purchase price of $2,000,261. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender and primary servicer of the loan. The Participant shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the Participation Agreement.

On March 14, 2022, the Company announced the resignation of Jason Anderson, Chief Financial Officer, and Joseph Elias, Chief Operating Officer, from Red Oak Capital GP, LLC, our managing member, and all other affiliated entities.

On March 17, 2022, the Company announced the appointment of Thomas McGovern as Chief Financial Officer and Paul Cleary as Chief Operating Officer of Red Oak Capital GP, LLC, and all other affiliated entities.

On April 26, 2022, the Company sold its remaining interest in the mortgage note with LaRose Hospitality LLC equal to 51% of the $4,082,166 senior secured loan to Red Oak Income Opportunity Fund, LLC, a related party and Delaware limited liability company. The note originally matured on September 30, 2024 and had an interest rate of 8%. The Company received $2,081,905 in proceeds from loan payoff resulting in a full payoff of the loan carrying amount, including all principal and interest.

On April 30, 2022, in accordance with the offering circular, the Company executed a bond interest payment for $987,615 to the trustee and paying agents, Issuer Direct and Great Lakes Fund Solutions, Inc.

On July 25, 2022, in accordance with the offering circular, the Company executed a bond interest payment for $984,980 to the trustee and paying agents, Issuer Direct and Great Lakes Fund Solutions, Inc.

The financial statements were approved by management and available for issuance on October 7, 2022. Subsequent events have been evaluated through this date.

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Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 2(a) of the Company’s Form 1-A filed on June 6, 2018

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 2(b) of the Company’s Form 1-A filed on June 6, 2018

(3)(a)	Form of Indenture between Red Oak Capital Fund II, LLC and Prime Trust, LLC, incorporated by reference to Exhibit 3(a) of the Company’s Form 1-A/A filed on August 1, 2018

(3)(b)	Form of Series A Bond, incorporated by reference to Exhibit 3(b) of the Company’s Form 1-A/A filed on August 1, 2018

(3)(c)	Form of Series B Bond, incorporated by reference to Exhibit 3(c) of the Company’s Form 1-A/A filed on August 1, 2018

(3)(d)	Pledge and Security Agreement, incorporated by reference to Exhibit 3(d) of the Company’s Form 1-A/A filed on August 1, 2018

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-K and has duly caused this Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids of Michigan on October 10, 2022.

RED OAK CAPITAL FUND III, LLC,

a Delaware limited liability company

By:	Red Oak Capital GP, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager

By:	/s/ Tom McGovern
Name:	Tom McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager

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